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SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13G Under the Securities Exchange Act of 1934 (Amendment No. 24)*
Abbott Laboratories

(Name of Issuer)
Common Stock without par value

(Title of Class of Securities)
002824 10 0
(CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 13 Pages

CUSIP No. 002824 10 0	13G	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Abbott Laboratories Stock Retirement Trust I.R.S. Identification No. 36-6047554

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

	5	SOLE VOTING POWER
NUMBER OF SHARES		0
BENEFICIALLY
OWNED BY	6	SHARED VOTING POWER
EACH		89,278,257
REPORTING
PERSON	7	SOLE DISPOSITIVE POWER
WITH		0

	8	SHARED DISPOSITIVE POWER 89,278,257

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,278,257

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%

12	TYPE OF REPORTING PERSON* EP

*SEE INSTRUCTIONS

CUSIP No. 002824 10 0	13G	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas C. Freyman ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

5	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6 7 8	14,918 shares - (Does not include shares held in the Abbott Laboratories Stock
    direct                Retirement Trust for the benefit of the reporting person.)
SHARED VOTING POWER
    92,497,449 - See Attached Exhibit 1
SOLE DISPOSITIVE POWER
    14,918 shares (see note in 5 above)
    direct
SHARED DISPOSITIVE POWER
92,497,449 - See Attached Exhibit 1

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,772,583 - (Total of 5 + 6 + 260,216 shares - right to acquire by exercise of stock options.)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%

12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

CUSIP No. 002824 10 0	13G	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Terrence C. Kearney ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

5	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6 7 8	10,565 shares - (Does not include shares held in the Abbott Laboratories Stock
    direct                Retirement Trust for the benefit of the reporting person.)
SHARED VOTING POWER
    92,497,449 - See Attached Exhibit 1
SOLE DISPOSITIVE POWER
    10,565 shares (see note in 5 above)
    direct
SHARED DISPOSITIVE POWER
92,497,449 - See Attached Exhibit 1

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,627,421 - (Total of 5 + 6 + 119,407 shares - right to acquire by exercise of stock options.)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%

12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

CUSIP No. 002824 10 0	13G	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas M. Wascoe ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

5	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6 7 8	7,923 shares - (Does not include shares held in the Abbott Laboratories Stock
    direct              Retirement Trust for the benefit of the reporting person.)
SHARED VOTING POWER
    92,497,449 - See Attached Exhibit 1
SOLE DISPOSITIVE POWER
    7,923 shares (see note in 5 above)
    direct
SHARED DISPOSITIVE POWER
92,497,449 - See Attached Exhibit 1

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,772,934 - (Total of 5 + 6 + 267,562 shares - right to acquire by exercise of stock options.)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%

12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

Item 1(a)	Name of Issuer:
Abbott Laboratories
Item 1(b)	Address of Issuer's Principal Executive Offices:
100 Abbott Park Road Abbott Park, Illinois 60064-6400
Item 2(a)	Name of Persons Filing:
Abbott Laboratories Stock Retirement Trust Thomas C. Freyman Terrence C. Kearney Thomas M. Wascoe
Item 2(b)	Address of Principal Business Office:
100 Abbott Park Road Abbott Park, Illinois 60064-6400
Item 2(c)	Citizenship:
Abbott Laboratories Stock Retirement Trust - Illinois.
Thomas C. Freyman, Terrence C. Kearney, and Thomas M. Wascoe - United States
Item 2(d)	Title of Class of Securities:
Common shares without par value
Item 2(e)	CUSIP Number:
002824 10 0
Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is an:
☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
Item 4.	Ownership
(a) (See cover pages 2, 3,
(b) 4 and 5, Items 5 through
(c) 9 and 11.)
Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Effective as of June 1, 2002, the Abbott Laboratories 401(k) Plan, referred to in Amendment No. 23, was merged with and into the Abbott Laboratories Stock Retirement Plan. The shares owned by the Abbott Laboratories Stock Retirement Trust and the dividends thereon are held for the benefit of participants of the Abbott Laboratories Stock Retirement Plan pursuant to the terms of that Plan and the Trust. The Abbott Laboratories Stock Retirement Plan is a qualified employee stock ownership plan. As of December 31, 2002, there were 43,954 participants with share balances in the Plan.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
Not applicable.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement is filed on behalf of each individual listed below pursuant to their agreement.

Date: February 3, 2003	ABBOTT LABORATORIES STOCK RETIREMENT TRUST
/s/ THOMAS C. FREYMAN Thomas C. Freyman, Co-Trustee
/s/ TERRENCE C. KEARNEY Terrence C. Kearney, Co-Trustee
/s/ THOMAS M. WASCOE Thomas M. Wascoe, Co-Trustee

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